Rachael Schmierer (Admitted NY & NJ)
Email rachael@lhttlaw.com

January 29, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Radient Pharmaceuticals Corporaiton
Schedule 14A

Dear Sir or Madam:

We are counsel to Radient Pharmaceuticals Corporation. (the “Company”).  On behalf of our client, enclosed herewith please find a Preliminary Schedule 14A for the Company.

Assuming that your offices do not have any comments to this filing, the Company expects to file its Definitive information statement on or about February 26, 2010 and mail the same to its shareholders on or about that same date.  After the comment period, we will update the filing to include the information as of the record date where applicable.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,

/s/ Rachael Schmierer
Rachael Schmierer
Attorney at Law